16006281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 67593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Tree Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Liberty Street
(No. and Street)

Acton (City) MA (State) 01720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David K. Stone 978-263-3051
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., C.P.A.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield (City) Michigan (State) 48075 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 17 2016
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Tree Advisors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Director
Title

Notary Public

MEGHAN GUAY
Notary Public
Massachusetts
Commission Expires Jul 9, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Tree Advisors, LLC

Financial Statements and Supplemental Schedules
Required by the Securities and Exchange Commission

For the Year Ended December 31, 2015

(With Independent Auditor's Report Thereon)

And Supplemental Report on Internal Control

December 31, 2015

Liberty Tree Advisors, LLC

December 31, 2015

Contents:

United States Securities and Exchange Commission's:

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Liberty Tree Advisors, LLC
25 Liberty Street
Acton, MA 01720-3504

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Tree Advisors, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Liberty Tree Advisors, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Tree Advisors, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Liberty Tree Advisors, LLC financial statements. Supplemental Information is the responsibility of Liberty Tree Advisors, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation,

including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

Liberty Tree Advisors, LLC

Balance Sheet

As of December 31, 2015

Assets

Current Assets		
Cash in Bank	$	427,919.58
Accounts Receivable		153,542.00
Prepaid Expenses		5,041.78
FINRA Daily Account		1,565.20
Total Current Assets	**$**	**588,068.56**
Property and Equipment		
Office Equipment		6,124.59
Less Accumulated Depreciation		(6,124.59)
Net Property and Equipment		-
Total Assets	**$**	**588,068.56**

Liabilities and Stockholder's Equity

Current Liabilities		
Accrued Expenses	$	1,500.00
Total Current Liabilities		**1,500.00**
Long-Term Liabilities		
Total Liabilities		**1,500.00**
Stockholder's Equity		
100,000 shares authorized, 1,000 shares issued and outstanding		
Retained Earnings		586,568.56
Total Stockholder's Equity		**586,568.56**
Total Liabilities and Stockholder's Equity	**$**	**588,068.56**

The footnotes are an integral part of the financial statements.

Liberty Tree Advisors, LLC

Statement of Income

12 Months Ended December 31, 2015

Revenues	
Broker-Dealer Revenue	$720,700.00
Consulting Services	269,686.00
Reimbursed Expenses	23,976.45
Total Revenues	**1,014,362.45**
Operating Expenses	
Subcontractor Expense	114,904.81
Licening and Regulatory Fees	4,488.90
Communications and Data Processing	1,729.61
Other Expenses	84,786.40
Total Operating Expenses	**205,909.72**
Operating Income (Loss)	**808,452.73**
Other Income	
Interest Income	51.20
Gain on Sale of Investments	107,127.55
Total Other Income (Loss)	**107,178.75**
Net Income (Loss)	**$915,631.48**

The footnotes are an integral part of the financial statements.

Liberty Tree Advisors, LLC
Statement of Retained Earnings
12 Months Ended December 31, 2015

Beginning of Period	$395,312.08
Plus: Net Income	915,631.48
Less: Distributions	(724,375.00)
Retained Earnings End of Period	$586,568.56

The footnotes are an integral part of the financial statements.

Liberty Tree Advisors, LLC

Statement of Cash Flows

For the 12 Months Ended December 31, 2015

Cash Flows From Operating Activities	
Net Income (Loss)	$915,631.48
Adjustments to reconcile Net Income	
(Loss) to net cash provided by Operations:	
Accounts Receivable	(118,809.61)
FINRA Daily Account	1,187.50
Pre-Paid Expenses	188.50
Net cash provided by Operating Activities	**$798,197.87**
Cash Flows From Investing Activities	
Investments	44,080.00
Investments:Warrant Reserve	(27,674.17)
Net cash provided by Investing Activities	16,405.83
Cash Flows From Financing Activities	
Distributions	(724,375.00)
Net cash provided by Financing Activites	**(724,375.00)**
Net Cash Increase (Decrease) for Period	90,228.70
Cash and Cash Equivalents at Beginning of Period	337,690.88
Cash and Cash Equivalents at End of Period	**$427,919.58**

The footnotes are an integral part of the financial statements.

Liberty Tree Advisors, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2015

Balance at January 1, 2015	$395,312.08
Net Income	915,631.48
Capital Transactions	(724,375.00)
Balance at December 31, 2015	$586,568.56

The footnotes are an integral part of the financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Liberty Tree Advisors, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Liberty Tree Advisors, LLC (the "Company") was organized on February 22, 2006 under the laws of the State of Massachusetts as a Limited Liability Company. David K. Stone was Company's sole member until January 1, 2015, when Anne Enna was admitted as the second member.

The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on August 8, 2007. The Company provides business consulting, private placement and other investment banking services for its clients in Massachusetts and elsewhere in the United States.

Description of Business

The Company is engaged in business as a securities broker dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables. payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations. In 2015, revenue from a single customer represents 21% of total revenues, and the Company's three largest customers represented 51% of total revenues.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 1503-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities, There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – ADVERTISING

The advertising expense for the year was $239.40; the entire amount was expensed as incurred.

NOTE E – RELATED PARTY

The Company operates from the home office space of its Managing Member. No occupancy costs are charged to the Company for the use of this space.

NOTE F – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Liberty Tree Advisors, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 586,569.00
Nonallowable assets:		
Prepaid Expenses	6,607.00	
Accounts Receivables - other	153,542.00	(160,149.00)
Other Securities	0.00	
Exempted Securities	66.00	
Haircuts	0.00	
Undue Concentration	0 00	(66.00)
Net allowable capital		$ 426,354.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 100.05
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 421,354.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 1,500.00
Percentage of aggregate indebtedness to net capital	0.35%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 426,354.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	426,354.00
Reconciled Difference	$ (0.00)

Liberty Tree Advisors, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company operates under an exemption pursuant to exceptive provision under Rule 15c3-3 (k)(2)(i) – limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2015

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Liberty Tree Advisors, LLC
24 Liberty Street
Acton, MA 01720

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Liberty Tree Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Liberty Tree Advisors, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2(i)), and (2) Liberty Tree Advisors, LLC stated that Liberty Tree Advisors, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Tree Advisors, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Tree Advisors, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2015

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Liberty Tree Advisors, LLC
24 Liberty Street
Acton, MA 01720

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by Solaris Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Solaris Securities, Inc. 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Liberty Tree Advisors, LLC management is responsible for Liberty Tree Advisors, LLC with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries.

2. Compared audited Total Revenue for the period of January 1, 2015 through the December 31, 2015 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Liberty Tree Advisors, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 22, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1267*********************MIXED AADC 220
067593 FINRA DEC
LIBERTY TREE ADVISORS LLC
24 LIBERTY ST
ACTON MA 01720-3504

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,802

B. Less payment made with SIPC-6 filed (exclude interest) (1,117)
7/18/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 685

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 685

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 685

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberty Tree Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of January, 20 16.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,121,541
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	107,128
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consulting 269,686 Reimbursed Expenses 23,976 (Deductions in excess of $100,000 require documentation) (See letter)	293,662
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	400,790
2d. SIPC Net Operating Revenues	$ 720,751
2e. General Assessment @ .0025	$ 1,802
	(to page 1, line 2.A.)

David K. Stone
Managing Director
Liberty Tree Advisors, LLC

February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Liberty Tree Advisors, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2015 through December 31, 2015. Liberty Tree Advisors, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (private placements for private companies, venture capital partnerships and private equity funds). Liberty Tree Advisors, LLC's past business has been of similar nature and has complied with this exemption since its inception in 2007.

David K. Stone, the Managing Director of Liberty Tree Advisors, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

David K. Stone has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Liberty Tree Advisors, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (978) 263-3051.

Very truly yours,

David K. Stone, Managing Director
Liberty Tree Advisors, LLC

Liberty Tree House
24 Liberty Street
Acton, MA 01720-3504

Office: 978-263-3051
Cell: 617-413-6224
www.libertytreeadvisors.com